

U.S. [illegible] MMISSION

05040879

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[illegible] Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

CM 3/23

SEC FILE NO. 8-52557

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Woodward Financial Corporation

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

690 East Maple, Suite 175
(No. and Street)

Birmingham (City) Michigan (State) 48009-6353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Troszak (248) 258-6575
(Area Code — Telephone No.)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- If individual, state last, first, middle name)

MAR 2 9 2005

THOMSON FINANCIAL

LONG RUSSELL D.

P.O. Box 1475 Birmingham MI 48009
(ADDRESS) Number and Street City State Zip Code



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C. SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-78)

KA 3/29

NORTH WOODWARD FINANCIAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

North Woodward Financial Corporation

Table of Contents

FINANCIAL STATEMENTS:

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

To the Director and Stockholder of
North Woodward Financial Corporation
Birmingham, MI

We have audited the accompanying balance sheet of North Woodward Financial Corporation as of December 31, 2004, and the related statement of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of North Woodward Financial Corporation, as of December 31, 2004, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.



Russell D. Long, CPA P.C.

Birmingham, Michigan
February 26, 2005

North Woodward Financial Corporation

Statement of Assets, Liabilities and Stockholders Equity

For the years ended December 31, 2003 and 2004

		2003		2004
ASSETS				
Current Asssets				
Cash - Operating	$	18,995	$	3,382
Cash - Clearing Deposit		-		15,000
Accounts Receivable			$	2,985
Total Current Assets:	**$**	**18,995**	**$**	**21,367**
Property and Equipment (Net)				
Equipment	$	5,000	$	500
Leasehold Improvements		2,000		500
Total Property and Equipment	**$**	**7,000**	**$**	**1,000**
TOTAL ASSETS	**$**	**25,995**	**$**	**22,367**
LIABILITIES AND EQUITY				
Current Liabilities	$	-	$	-
Stockholder's Equity		25,995		22,367
TOTAL LIABILITIES AND EQUITY	**$**	**25,995**	**$**	**22,367**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Income

For the periods ended December 31, 2003 and 2004

	2003	2004
Revenue		
Revenue	$ 68,023	$ 75,002
Total Revenue:	**$ 68,023**	**$ 75,002**
Cost of Revenue:		
Cost of Revenue - Commissions	$ 32,646	$ 14,312
Cost of Revenue - Outside Services	-	4,815
Cost of Revenue - Labor	3,225	2,180
Cost of Revenue - Communications	3,369	3,148
Cost of Revenue - Insurance	1,671	1,163
Cost of Revenue - Professional Fees	7,447	7,298
Cost of Revenue - Transportation	646	4,697
Cost of Revenue - NASD Regulation	2,760	2,818
Cost of Revenue - Software & Devlmt	5,641	8,481
Total Cost of Revenue:	**$ 57,405**	**$ 48,912**
Operations Expense:		
Bank Charges, Office Supplies	$ 2,594	$ 4,020
Accounting & Legal Fees	-	5,542
Postage, Delivery, Printing	495	1,738
Rent and Utilities	6,500	8,148
Advertising	735	1,840
Depreciation & Amortization	1,034	6,000
Miscellaneous	8,090	2,430
Total Operations Expense	**$ 19,448**	**$ 29,718**
Net Income/(Loss):	**$ (8,830)**	**$ (3,628)**

North Woodward Financial Corporation

Statement of Retained Earnings

for the year ended December 31, 2004

Retained earnings, Beginning of year	$	25,995
Net income	$	(3,628)
Retained Earnings, End of Year		**22,367**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Cash Flow

For the year ended December 31, 2004

Cash flows from operating activities:		
Net Income	**$**	**(3,628)**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		6,000
(Increase)/decrease in accounts receivable		(2,985)
Total adjustments:	**$**	**3,015**
Net cash provided (used) by operating activites:	**$**	**(613)**
Net increase (decrease) in cash and equivalents:	**$**	**(613)**
Cash and equivalents, beginning		**18,995**
Cash and equivalents, ending		**18,382**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Net Capital

as of December 31, 2004

Net Worth:	$	22,367
Total Ownership Equity:		22,367
Less: Non-Allowable Assets		(1,000)
NET CAPITAL	$	21,367
Net Capital Requirement	$	5,000
Net Capital in excess of requirement:		**16,367**

North Woodward Financial Corporation
Notes to Financial Statements
(See Accountant's Report)

SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of North Woodward Financial Corporation ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

NATURE OF BUSINESS:

The Company's primary business activity is the trading of securities as a broker-dealer.

RELATED BUSINESS ACTIVITIES:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

METHODS OF ACCOUNTING:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States Federal income tax purposes.

COMPUTATION OF NET CAPITAL:

No material differences exist between prior (12/31/03) and current (12/31/04) net capital.

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

NASD Regulation
175 W. Jackson Boulevard
Suite 900
Chicago IL 60604

RE: Firm CRD No. 104097

The scope of the audit and review of the accounting system, the internal control and procedures for safeguarding securities was sufficient to provide reasonable assurance that any material inadequacies existing at the date of examination in,

A) the accounting system
B) the internal controls
C) procedures for safeguarding securities

would be disclosed.

My review of the accounting system, the internal controls and procedures for safeguarding securities, for the period since the prior examination date, revealed no material inadequacies.



Russell D. Long CPA P.C.

Birmingham, Michigan

OATH OR AFFIRMATION

I, Douglas A. Troszok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Fin., as of Dec. 31, 2004, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

My commission Expires March 2011

February 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*